SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a).


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                              ROYAL PRECISION, INC.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   780921-10-2
                                 (CUSIP Number)


                             Kenneth J. Warren, Esq.
                      5134 Blazer Parkway, Dublin, OH 43017
                                 (614) 766-1960
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  June 12, 2002
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The total number of shares of Common Stock reported herein, in accordance with Rule 13d-3, is 14,376,209, which would constitute approximately 90.1% of the shares of Common Stock outstanding. All ownership percentages set forth herein are based on there being 10,954,597 shares of Common Stock outstanding as reported by the Issuer (prior to issuance of a total of 5,008,423 shares which would be issuable on exercise of warrants, options and conversion rights held by one or more of the Reporting Persons reported herein), unless otherwise specified herein. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                        -------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D               Page 2  of 15 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSONS: Richard P. Johnston
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     117,602
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     10,696,367
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       117,602
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     10,696,367
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,813,969(1)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    75.0%(2)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(1) Consists of (a) (i) 1,384,135 shares held by the Johnston Family Charitable Remainder Unitrust #3 ("CRT#3") of which Richard P. Johnston ("RPJ") serves as a Trustee; (ii) 153,248 shares held by the Johnston Family Living Trust (the
"Trust") of which RPJ serves as a Trustee; (iii) 147,808 shares held by the Johnston Family Charitable Foundation (the "Foundation") of which RPJ serves as a Trustee; (iv) 26,302 shares subject to employee stock options (the "RPJ Stock Options") held by RPJ that are currently exercisable; (v) 152,192 shares issuable upon exercise of a warrant dated October 26, 2001 held by the Foundation (the "JF Warrant"); (vi) 5,113,972 shares issued on April 10, 2002 to the Foundation upon conversion of a subordinated note dated October 26, 2001 (the "JF Note") pursuant to the terms of a Conversion Agreement dated March 11, 2002 between the Foundation and the Issuer (the "Conversion Agreement"); (vii) 36,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by the Trust (the "Trust Warrant 1"); (viii) 145,200 shares covered by a warrant dated April 10, 2002 (the "Amended Trust Warrant 2") authorized by the Board of Directors of the Issuer to be issued to the Trust pursuant to the terms of Amendment No. 1 to Guaranty Agreement dated April 10, 2002 (the "Amended Guaranty Agreement") wherein the Trust has agreed to provide a guaranty to the Issuer's financial lender and (b) the following which are not exercisable within the next 60 days: (i) 200,000 shares held by Christopher A. Johnston ("CAJ") which CRT#3 may be required to purchase from CAJ pursuant to a Put Agreement dated August 31, 2001 (the "Put Agreement"), (ii) 28,750 shares subject to RPJ Stock Options, (iii) 600,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 held by the Trust which is not convertible until the occurrence of a default (the "Trust Note"), (iv) up to 2,420,000 shares which may be issued to the Trust pursuant to the terms of the Amended Guaranty Agreement upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000, (v) 343,812 shares owned by Kenneth
J. Warren ("KJW") of which 334,031 shares are pledged to RPJ/JAJ Partners, Ltd., of which RPJ is a partner, and 9,781 shares are pledged to the Trust, to secure certain notes issued by KJW as more fully described in Item 6 and (vi) 62,550 shares subject to employee stock options held by Danny Edwards which, if exercised by Mr. Edwards, could be acquired by RPJ or his nominee pursuant to the terms of a Stock Option Purchase Agreement dated February 28, 2001 between RPJ and Mr. Edwards (the "RPJ-DE Option Agreement"). RPJ disclaims beneficial ownership of all shares of the Issuer except (x) the RPJ Stock Options, (y) any shares owned by the Trust, and (z) any shares owned by CRT#3 in excess of 13.6% of the aggregate shares owned by CRT#3.

(2) Based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 14,425,591 shares to reflect (a) 55,052 shares subject to the RPJ Stock Options, (b) 152,192 shares issuable on exercise of the JF Warrant,
(c) 36,000 shares issuable in respect of Trust Warrant 1, (d) 145,200 shares issuable in respect of Amended Trust Warrant 2, (e) 600,000 shares issuable upon the conversion of the Trust Note, (f) 2,420,000 shares issuable pursuant to the Amended Guaranty Agreement and (g) 62,550 shares subject to the RPJ-DE Option Agreement.

---------------------                                        -------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D               Page 3  of 15 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSONS: Kenneth J. Warren
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     627,102
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       627,102
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    627,102(3)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%(4)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(3) Consists of (a)(i) 344,479 shares held by Kenneth J. Warren ("KJW"); (ii) 12,000 shares currently exercisable pursuant to a warrant dated February 28, 2002 ("the "KJW Warrant") held by DWR, Custodian for Kenneth Warren, Attorney at Law, fbo Kenneth J. Warren, VIP Plus Profit Sharing Plan (the "Profit Sharing Plan"); (iii) 300 shares held by the Profit Sharing Plan; (iv) 20,323 shares subject to employee stock options (the "KJW Options") that are currently exercisable and (b) the following which are not exercisable within the next 60 days: (i) 200,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 (the "KJW Note") held by the Profit Sharing Plan which is not convertible until the occurrence of a default; (ii) 30,000 shares owned by CRT#3 subject to an option dated July 24, 2001 granted by CRT#3 to KJW to purchase such shares from CRT#3 (the "KJW-CRT#3 Option"); and (iii) 20,000 shares subject to the non-exercisable portion of the KJW Options. Does not include any shares held by the Foundation of which KJW is a trustee but as to which he shares no voting or dispositive power. KJW disclaims beneficial ownership of any shares owned by the Foundation.

(4) Based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 11,206,920 shares to reflect (a) 40,323 shares issuable upon exercise of the KJW Options; (b) 12,000 shares issuable in respect of the KJW Warrant, and (c) 200,000 shares issuable upon the conversion of the KJW Note.

---------------------                                        -------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D               Page 4  of 15 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSONS: Christopher A. Johnston
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,059,063
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,059,063
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,059,063(5)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.7%(6)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(5) Consists of (a)(i) 1,159,803 shares held by CAJ; (ii) 36,000 shares issuable upon exercise of a warrant dated March 8, 2002 held by CAJ (the "CAJ Warrant");
(iii) 121,750 shares held by KJW subject to an option dated February 28, 2002 granted by KJW to CAJ to purchase such shares from KJW which is currently exercisable (the "CAJ-KJW Option") and (b) the following which are not exercisable within the next 60 days: (i) 20,000 shares subject to employee stock options held by CAJ (the "CAJ Options"), (ii) 600,000 shares issuable upon conversion of a subordinated note held by CAJ dated March 8, 2002 (the "CAJ Note"), which is not convertible until the occurrence of a default, and (iii) 121,510 shares sold on February 25, 2002 by CAJ for a promissory note secured by a pledge agreement on such shares as described in Item 6.

(6) Based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 11,610,597 shares to reflect (a) 36,000 shares issuable upon exercise of the CAJ Warrant, (b) 20,000 shares issuable upon exercise of the CAJ Options, and (c) 600,000 shares issuable upon the conversion of the CAJ Note.

---------------------                                        -------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D               Page 5  of 15 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSONS: David E. Johnston
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     234,875
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       234,875
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    234,875(7)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.1%(8)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(7) Consists of (a) 198,769 shares held by David E. Johnston ("DEJ"), (b) 11,106 shares subject to employee stock options held by DEJ (the "DEJ Options") which are currently exercisable and (c) 25,000 shares subject to the DEJ Options which are not exercisable within the next 60 days. Does not include any shares held by the Foundation of which DEJ is President but as to which he shares no voting or dispositive power. DEJ disclaims beneficial ownership of any shares owned by the Foundation.

(8) Based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 10,990,703 shares to reflect 36,106 shares issuable under the DEJ Options.

---------------------                                        -------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D               Page 6  of 15 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSONS: Charles S. Mechem, Jr.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     280,700
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       280,700
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    280,700(9)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.5%(10)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(9) Consists of (a)(i) 5,500 shares held by Charles S. Mechem, Jr. ("CSM"), (ii) 8,200 shares held on behalf of CSM in a self-directed IRA; (iii) 10,000 shares subject to employee stock options (the "CSM Options") held by CSM which are currently exercisable; (iv) 12,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by CSM (the "CSM Warrant") and (b) the following which are not exercisable within the next 60 days: (i) 15,000 shares subject to CSM Options; (ii) 200,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 held by CSM which is not convertible until the occurrence of a default (the "CSM Note"); and (iii) 30,000 shares owned by CRT#3 subject to an option dated July 24, 2001, granted by CRT#3 to CSM to purchase such shares from CRT#3.

(10) Based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 11,191,597 to reflect (a) 25,000 shares issuable upon exercise of the CSM Options, (b) 12,000 shares issuable in respect of the CSM Warrant, and (c) 200,000 shares issuable upon the conversion of the CSM Note.

---------------------                                        -------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D               Page 7  of 15 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSONS: John C. Lauchnor
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     356,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -3,500-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       356,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -3,500-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    359,500(11)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.2%(12)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(11) Consists of (a)(i) 3,500 shares held by John C. Lauchnor ("JCL") and his wife, (ii) 6,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by JCL (the "JCL Warrant") and (b) the following which are not exercisable within the next 60 days: (i) 100,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 held by JCL (the "JCL Note") which is not convertible until the occurrence of a default and (ii) 250,000 shares subject to an employee stock option held by JCL (the "JCL Option").

(12) Based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 11,310,597 shares to reflect (a) 6,000 shares issuable in respect of the JCL Warrant, (b) 250,000 shares issuable upon exercise of the JCL Option and (c) 100,000 shares issuable upon the conversion of the JCL Note.

---------------------                                        -------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D               Page 8  of 15 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSONS: Robert Jaycox
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,000
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,000
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    less than 1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D               Page 9  of 15 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSONS: Royal Associates, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    -0-
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        Common Stock, par value $.001 per share
        Royal Precision, Inc., a Delaware corporation (the "Issuer") 535 Migeon Avenue
        Torrington, CT 06790

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The Reporting Persons, Richard P. Johnston ("RPJ"); Kenneth J. Warren ("KJW"), Christopher A. Johnston ("CAJ"), David E. Johnston ("DEJ"), Charles S. Mechem, Jr. ("CSM"), John C. Lauchnor ("JCL"), Robert Jaycox ("RJ") and Royal Associates, Inc., a Delaware corporation ("RA"), filed their initial Schedule 13D dated March 28, 2002 (the "Original RA Schedule 13D"), as amended by Amendment No. 1 thereto dated April 19, 2002 ("Amendment No. 1")(such Original RA Schedule 13D as amended by Amendment No.1 thereto being referred to herein as the "Prior Amended RA Schedule 13D") pursuant to Regulation 13D-G of the General Rules and Regulations under the Act and are filing this Amendment No. 2 for the purpose of reporting (a) their submission of a revised proposal to the Issuer, the receipt of a fairness opinion and a joint announcement by RA and the Issuer as reported in Item 4; (b) RA's receipt of additional financing from RJ; and (c) the entry by the Issuer and the "Trust" (defined below) into a designation agreement as reported in Item 5. The Prior Amended RA Schedule 13D, which is amended by this Amendment No. 2 as set forth herein, as so amended, is herein referred to as the "RA Schedule 13D". Except as amended by this Amendment No. 2, the RA Schedule 13D remains in full force and effect. RPJ, Jayne A. Johnston, the Trust, the Foundation and CRT#3 (each of the Trust, the Foundation and CRT#3 identified elsewhere in Item 2 or Item 5) have previously filed a Report on
Schedule 13D dated March 1, 2001, as amended by Amendment No. 1 thereto dated September 12, 2001; Amendment No. 2 thereto dated October 6, 2001, Amendment No. 3 thereto dated March 21, 2002 and Amendment No. 4 thereto dated March 28, 2002 (collectively, the "RPJ Schedule 13D"). The RPJ Schedule 13D is updated and amended by information with respect to RPJ alone contained in the RA Schedule 13D. KJW has previously filed a Report on Schedule 13D dated February 22, 2002 (the "KJW Schedule 13D"). The KJW Schedule 13D is updated and amended by information with respect to KJW contained in the RA Schedule 13D. CAJ has previously filed a Report on Schedule 13D dated September 20, 2000 as amended by Amendment No. 1 thereto dated September 12, 2001 and Amendment No. 2 thereto dated February 22, 2002 (collectively, the "CAJ Schedule 13D"). The CAJ Schedule 13D is updated and amended by information with respect to CAJ contained in the RA Schedule 13D. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Each Reporting Person disclaims beneficial ownership of any shares owned by any other Reporting Person except for options to buy, or to require another to buy, shares granted by a Reporting Person to another Reporting Person described elsewhere in this Schedule 13D.

     (b) - (f) remains as reported in the Original RA Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the RA  Schedule  13D  remains as  reported  in the  Original  RA
Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the RA Schedule 13D is hereby supplemented by adding at the end thereof the following:

          "On June 11, 2002, RA orally amended its April 17 proposal to the Issuer increasing the proposed merger consideration from $0.30 per share to $0.37 per share. On the same day, the Issuer and the special independent committee of the Issuer's board of directors received the oral opinion from a financial advisor referred to below.

          "On June 12, 2002, the Issuer announced that it received a revised offer from RA for the acquisition of the Issuer pursuant to which the Issuer would be merged with RA or a wholly-owned subsidiary of RA, in a cash-out merger in which public stockholders of the Issuer would receive a price of $0.37 per share in cash, reflecting an increase over the initial offer by RA. The Issuer also announced that the Board of Directors has received the oral opinion of The Harman Group, Corporate Finance, Inc., that, subject to certain customary qualifications to be described in their report, the consideration of $0.37 per share offered by RA pursuant to the proposed cash-out merger of the public stockholders is fair to the Issuer and the stockholders of the Issuer from a financial point of view. The transaction remains subject to the negotiation and execution of a definitive merger agreement, approval of the Issuer's stockholders and certain other conditions. If the merger is consummated, after the merger RA will be a holding company with Royal Precision as its wholly-owned subsidiary. A copy of the press release is attached as an exhibit hereto."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the RA Schedule 13D remains as reported in the RA Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the RA Schedule 13D is hereby amended only as follows:

     With respect to RPJ, a new paragraph (xiv) is hereby added immediately following RPJ paragraph (xiii) to read in its entirety as follows:

     "RPJ

          (xiv) On June 12, 2002, the Issuer entered into an agreement with the Trust pursuant to which the Trust is granted the right to designate a nominee for election as a director of the Issuer. RPJ has been appointed as the Trust's designee to serve as the director of the Issuer. From the date of such agreement, RPJ's services as a director shall be as the director designee of the Trust. "


     With respect to RA, a new paragraph (iii) is hereby added immediately following RA paragraph (ii), to read as follows:

     "RA:

          (iii) On June 3, 2002, RA borrowed $500,000 from RJ in exchange for RA's promissory note which is convertible into 2,000,000 shares of common stock of RA, subject to certain conditions stated therein. "

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are hereby added to the RA Schedule 13D:

     29.  Joint press release of the Issuer and RA dated June 12, 2002.

     30. Designation Agreement between the Trust and the Issuer dated June 12, 2002.

     31.  Promissory Note of RA payable to RJ dated as of June 3, 2002.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           June 18, 2002
                                           -------------------------------------
                                           (Date)

                                           /s/ Richard P. Johnston
                                           -------------------------------------
                                           (Signature)

                                           Richard P. Johnston
                                           -------------------------------------

                                           June 18, 2002
                                           -------------------------------------
                                           (Date)

                                           /s/ Kenneth J. Warren
                                           -------------------------------------

                                           Kenneth J. Warren
                                           -------------------------------------

                                           June 18, 2002
                                           -------------------------------------
                                           (Date)

                                           CHRISTOPHER A. JOHNSTON*

                                           By: /s/ Richard P. Johnston
                                               ---------------------------------

*Richard P. Johnston, attorney-in-fact pursuant to power of attorney signed by Christopher A. Johnston dated March 28, 2002, previously filed with the Original RA Schedule 13D

                                           June 18, 2002
                                           -------------------------------------
                                           (Date)

                                           DAVID E. JOHNSTON*

                                           By: /s/ Richard P. Johnston
                                               ---------------------------------

*Richard P. Johnston, attorney-in-fact pursuant to power of attorney signed by David E. Johnston dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                           June 18, 2002
                                           -------------------------------------
                                           (Date)

                                           CHARLES S. MECHEM, JR.*

                                           By: /s/ Richard P. Johnston
                                               ---------------------------------

*Richard P. Johnston, attorney-in-fact pursuant to power of attorney signed by Charles S. Mechem, Jr. dated March 28, 2002, previously filed with the Original RA Schedule 13D

                                           June 18, 2002
                                           -------------------------------------
                                           (Date)

                                           JOHN C. LAUCHNOR*

                                           By: /s/ Richard P. Johnston
                                               ---------------------------------

*Richard P. Johnston, attorney-in-fact pursuant to power of attorney signed by John C. Lauchnor dated March 28, 2002, previously filed with the Original RA
Schedule 13D
                                           June 18, 2002
                                           -------------------------------------
                                           (Date)

                                           ROBERT JAYCOX*

                                           By: /s/ Richard P. Johnston
                                               ---------------------------------

*Richard P. Johnston, attorney-in-fact pursuant to power of attorney signed by Robert Jaycox dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                           June 18, 2002
                                           -------------------------------------
                                           (Date)

                                           ROYAL ASSOCIATES, INC.

                                           By: /s/ Richard P. Johnston
                                               ---------------------------------
                                           Richard P. Johnston, Chairman and CEO

                                  EXHIBIT INDEX

                                                                                 Sequential
Exhibit       Description                                                         Page No.
-------       -----------                                                         --------
  29.         Joint press release of the Issuer and RA dated June 12, 2002.           *

  30.         Designation  Agreement  between the Trust and the Issuer dated         16
              June 12, 2002.
  31.         Promissory Note of RA payable to RJ dated as of June 3, 2002.          19

* Incorporated by reference from Exhibit 99.1 to the Issuer's report on Form 8-K dated June 12, 2002.